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SEC Mail Processing Section

DEC 31 2012

Washington DC 400

SECUR 12063062 IISSION

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SEC FILE NUMBER
8-26080

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/11 (MM/DD/YY) AND ENDING 10/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Rothschild Lieberman ~~LLC~~ Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Railroad Avenue
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel Lieberman (203) 340-9922
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Povol and Feldman, CPA, PC
(Name - if individual, state last, first, middle name)

1981 Marcus Avenue (Address) Lake Success (City) NY (State) 11042 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

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Rothschild Lieberman LLC

(a wholly owned subsidiary of Windmill Management Group LLC)

Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
October 31, 2012

Rothschild Lieberman LLC
(a wholly owned subsidiary of Windmill Management Group LLC)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Samuel Lieberman, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Rothschild Lieberman LLC for the year ended October 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Principal

Subscribed and sworn
to before me this th
day of December , 2012



PIERRE GUIOCHON
Notary Public
Connecticut
My Commission Expires Oct 31, 2016

Rothschild Lieberman LLC
(a wholly owned subsidiary of Windmill Management Group LLC)
Index
October 31, 2012

Page(s)

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE - SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Rothschild Lieberman LLC

We have audited the accompanying statement of financial condition of Rothschild Lieberman LLC (the "Company"), as of October 31, 2012, and the related statements of income, changes in equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rothschild Lieberman LLC at October 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.



Lake Success, New York
December 15, 2012

ROTHSCHILD LIEBERMAN LLC
(a wholly owned subsidiary of Windmill Management Group LLC)
Statement of Financial Condition
October 31, 2012

Assets		
Cash	$	2,335
Receivables from brokers		19,448
Other assets		8,727
Total assets	$	30,510
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	7,627
Member's equity		22,883
Total liabilities and member's equity	$	30,510

The accompanying notes are an integral part of these financial statements.

ROTHSCHILD LIEBERMAN LLC
(a wholly owned subsidiary of Windmill Management Group LLC)
Statement of Income
October 31, 2012

Revenues	
Commissions	267,148
Trading	160,786
Other income	1,240
Total income	429,174
Expenses	
Compensation and benefits	255,960
Clearance and execution	58,465
Travel, entertainment and marketing	26,679
Occupancy	12,707
Professional fees	12,551
Other	11,557
Total expenses	377,919
Net income	$ 51,255

The accompanying notes are an integral part of these financial statements.

ROTHSCHILD LIEBERMAN LLC
(a wholly owned subsidiary of Windmill Management Group LLC)
Statement of Changes in Equity
October 31, 2012

	Common Stock	Additional Paid in Capital	Retained Earnings	Member's Equity	Total
Balance, November 1, 2011	$ 1,000	$ 74,000	$ 580,191		$ 655,191
Return of capital dividend	-	(75,000)	(639,964)		(714,964)
Capital contributions		31,401			31,401
Net income			51,255		51,255
Reorganization	(1,000)	(30,401)	8,518	22,883	-
Balance, October 31, 2012	$ -	$ -	$ -	$ 22,883	$ 22,883

The accompanying notes are an integral part of these financial statements.

ROTHSCHILD LIEBERMAN LLC
(a wholly owned subsidiary of Windmill Management Group LLC)
Statement of Cash Flows
October 31, 2012

Cash flows from operating activities	
Net income	$ 51,255
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in operating assets	
Receivables from brokers	704,524
Decrease in operating liabilities	
Accounts payable and accrued expenses	(51,961)
Net cash provided by operating activities	703,818
Cash flows used in financing activites	
Loan repaid to shareholder	(109,294)
Return of capital dividend	(714,964)
Capital contributions	31,401
Net cash used in financing activities	(792,857)
Net decrease in cash	(89,039)
Cash	
Beginning of year	91,374
Cash	
End of year	$ 2,335

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Rothschild Lieberman LLC (the "LLC"), a wholly owned subsidiary of Windmill Management Group LLC (the "Parent"), is a limited liability company and was formed under the laws of the State of Delaware on October 31, 2012. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority.

The Company introduces its brokerage accounts on a fully disclosed basis to self-clearing correspondent brokers.

On April 2, 2012, the Parent purchased Rothschild Lieberman Ltd. ("Ltd") from its sole shareholder (the "Acquisition). On October 31, 2012, Ltd was merged into the LLC (the "Merger"). Accordingly, the accompanying financial statements present the operations of LLC and Ltd (together the "Company") at October 31, 2012 and for the year then ended.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
The company recognizes revenues as earned. Commissions are recorded on a trade-date basis as securities transactions occur. Consulting, placement and other fees are recognized as income when the Company renders the related services.

Income Taxes
Through April 1, 2012, Ltd files its income tax returns under Subchapter "S" of the Internal Revenue Code and under a related statute of the Connecticut State tax code. During this period the former shareholder will report the income or loss on his personal tax return.

As a result of the Acquisition, the Subchapter "S" was immediately terminated and as such the Company is taxed as "C" Corporation through the date of the Merger. The Company sustained a loss during the period it was taxed as a "C" Corporation and any net operating loss carryforward that was available, terminated with the merger.

As of the date of the Merger, the Company is treated as a disregarded entity for income tax reporting purposes.

Accordingly, the Company has not provided for federal and state income taxes.

At October 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. With limited exception, the Company is no longer subject to U.S. federal and state income tax audits for periods prior to 2009.

3. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2012, the Company had net capital of $10,191 which exceeded the required net capital by $5,191.

4. Concentration

Substantially all of the assets of the Company are held by a single bank and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

5. Fair Value of Financial Instruments

The Company's financial assets and liabilities are carried at fair value or are carried at amounts which approximate fair value as the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term to maturity of those instruments.

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and expands disclosures about investments that are measured and reported at fair value. The fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 Pricing inputs are other than used in Level 1 which include the closing bid price for unlisted marketable securities which are available in active or inactive markets for identical investments or liabilities, other direct or indirect observable inputs that can be corroborated by market data or the use of models or other valuation methodologies as of the reporting date. Investments which are generally included in this category include state and municipal obligations in an active or inactive market that are valued using observable inputs other than quoted prices.

Level 3 Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include state and municipal obligations which are in an inactive market and valued utilizing risk assumptions based on unobservable inputs.

Unrealized gains and losses are included in earnings and are reported in the Statement of Income as a component of other income and losses. Generally, for all trading securities, fair value is

determined by reference to quoted market prices and other relevant information generated by market transactions.

6. Office Space

The Company's previous lease was extended through March 31, 2013 with minimum lease payments of $ 5,253 for the fiscal year ending October 31, 2013. Minimum lease payments amounted to approximately $12,700 for the year ending October 31, 2012. A security deposit of approximately $1,800 is on deposit with the landlord.

7. Loan

A non-interest bearing loan from the former sole shareholder of Ltd was repaid on April 2, 2012.

8. Retirement Plan

The Company maintained a 25% money purchase defined contribution retirement plan covering the former shareholder of Ltd. The plan has been terminated and all assets will be distributed to the participant. The Company made no contributions during the year ended October 31, 2012.

9. Indemnifications

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

ROTHSCHILD LIEBERMAN LLC
(a wholly owned subsidiary of Windmill Management Group LLC)
Computation of Net Capital
October 31, 2012

	Net Capital Computation
Member's equity	$ 22,883
Deductions and/or charges	
Nonallowable assets	
Receivables from brokers	3,965
Prepaid expenses	8,727
Total deductions	12,692
Net capital	10,191
Minimum capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Excess net capital	$ 5,191
Aggregate Indebtedness	$ 7,627
Ratio of aggregate indebtedness to net capital	.75 : 1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of October 31, 2012 and filed on November 26, 2012.

ROTHSCHILD LIEBERMAN LLC

(a wholly owned subsidiary of Windmill Management Group LLC)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
October 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE - SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Rothschild Lieberman LLC

In planning and performing our audit of the financial statements of Rothschild Lieberman LLC (the "Company"), as of and for the year ended October 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. **Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.**
2. **Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.**

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lake Success, New York
December 15, 2012